Impact Housing REIT, LLC
23901 Calabasas Road Suite 2010
Calabasas, CA 93102
(818) 737-8000
www.ImpactHousing.com

September 8, 2017

Via Edgar and Email
Mr. Thomas Kluck
Legal Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Email:  KluckT@sec.gov

Re:	Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A/A (Amendment No. 5)
CIK No. 0001683617

Dear Mr. Kluck:

The Fund submitted the above-referenced Offering Statement on September 8, 2017.  Pursuant to 17 CFR §230.252(e), the Fund hereby requests that the above-referenced Offering Statement be declared qualified effective as of 4:00 p.m. EDT on Tuesday, September 12, 2017.

The Fund also wishes to advise the staff of the Division of Corporation Finance (the “Staff”) that it acknowledges the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to such filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Offering Statement; and

•	The Fund may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
September 8, 2017

Thank you for your assistance in the matter. We are available at the Staff’s convenience should you have any further questions.

Very truly yours,

By	/s/ Edward P. Lorin
Edward P. Lorin, Manager

cc:	Markley S. Roderick, Esq.